AP

50
3/6/03

SECURIT 03014184 MISSION
...gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2003
WASH, D.C.
165

SEC FILE NUMBER
8- 65281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advisors Unlimited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

456 W. O'Brien Drive, Ste 103
(No. and Street)

Hagatna, GU 96910
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Flo Martinez 671-477-2848
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Slater, Nakamura & Co
(Name – *if individual, state last, first, middle name*)

790 S. Marine Drive, Ste B, Tamuning, GU 96913
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Florence P. Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisors Unlimited, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY G.V. REYES
NOTARY PUBLIC
In and for Guam U.S.A.
My Commission Expires: May 19 2003
P. O. Box 8282 Tamuning, Guam 96931

[signature]
Signature

Vice President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) ~~Statement of Financial Condition.~~ Balance Sheet
- [X] (c) Statement of Income (Loss). and Retained Earnings (Deficit)
- [X] (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flow
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVISORS UNLIMITED

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS' REPORT

YEARS ENDED DECEMBER 31, 2002 AND 2001

SLATER, NAKAMURA & CO, LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Advisors Unlimited

We have audited the accompanying balance sheets of Advisors Unlimited as of December 31, 2002 and 2001, and the related statements of income (loss) and retained earnings (deficit), and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of Advisors Unlimited's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Advisors Unlimited as of December 31, 2002 and 2001, and the results of operations and cash flows for the years ended December 31, 2002 and 2001 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of computation of net capital, aggregate indebtedness, and basic net capital requirement as of and for the year ended December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the National Association of Securities Dealers. The supplemental schedules are the responsibility of Advisors Unlimited's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects to the basic financial statements taken a whole.

Slater, Nakamura & Co, CPAs

SLATER, NAKAMURA & CO
Certified Public Accountants

February 7, 2003

Tamuning, Guam USA

Baltej Pavillion, Suite 316, 415 Chalan San Antonio, Tamuning, Guam 96913
Tel: (671) 649-3807/00 · Fax: (671) 649-3890
E-Mail: swa@guamcell.net

ADVISORS UNLIMITED

Balance Sheets
December 31, 2002 and 2001

ASSETS	2002	2001
Current Assets:		
Cash and cash equivalents	$ 24,498	$ 14,675
Accounts receivable, net of allowance for doubtful accounts of $1,000 in 2002 and 2001	14,050	10,759
Stock subscription receivable	-	15,000
Deferred income tax	2,324	-
Total Current Assets	40,872	40,434
Property and equipment, net of accumulated depreciation	3,818	6,540
Other assets, net of accumulated amortization	2,560	3,436
Total Assets	$ 47,250	$ 50,410
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Notes payable, current portion	$ 633	$ -
Accounts payable	6,341	752
Accrued interest payable	180	-
Advances from stockholders	190	11,752
Deferred revenue	555	4,755
Income tax payable	-	1,487
Total Current Liabilities	7,899	18,746
Notes payable, less current portion	20,167	-
Stockholders' Equity:		
Common stock, $1 par value, 100,000 shares authorized, 20,000 shares issued and outstanding	20,000	5,000
Common stock subscribed	-	15,000
Additional paid-in capital	5,000	5,000
Retained earnings (deficit)	(5,816)	6,664
Total Stockholders' Equity	19,184	31,664
Total Liabilities and Stockholders' Equity	$ 47,250	$ 50,410

See accompanying notes to financial statements and accountants' report.

ADVISORS UNLIMITED

Statements of Income (Loss) and Retained Earnings (Deficit)
Years ended December 31, 2002 and 2001

	2002	2001
Revenue:		
Advisory fees	$ 56,968	$ 31,607
Commissions	13,459	16,763
Total revenues	70,427	48,370
Operating Expenses:		
Commissions	28,175	-
Licenses, fees, and sundry taxes	12,312	5,620
Legal and professional fees	11,491	830
Rent	9,600	8,400
Office expenses	4,336	2,662
Utilities	4,328	4,419
Depreciation and amortization	3,598	4,614
Insurance	3,394	962
Miscellaneous	2,810	52
Equipment rental	1,521	1,570
Advertising and promotion	956	345
Dues and subscription	592	582
Meals and entertainment	30	1,527
Bad debts provision	-	1,000
Total operating expenses	83,143	32,583
Operating income (loss)	(12,716)	15,787
Other Income (Expenses):		
Loss on sale of marketable securities	(1,746)	-
Interest expense	(202)	(1,069)
Interest income	23	86
Total other (expenses)	(1,925)	(983)
Net income (loss) before income taxes	(14,641)	14,804
Income tax benefit (expense)	2,161	(2,485)
Net income (loss)	(12,480)	12,319
Retained earnings (deficit) at beginning of year	6,664	(5,655)
Retained earnings (deficit) at end of year	$ (5,816)	$ 6,664

See accompanying notes to financial statements and accountants' report.

ADVISORS UNLIMITED

Statement of Cash Flows
Years ended December 31, 2002 and 2001

	2002	2001
Cash flows provided by (used in) operating activities:		
Net income (loss)	$ (12,480)	$ 12,319
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	3,598	4,614
Bad debts provision	-	1,000
(Increase) decrease in assets:		
Accounts receivable	(3,291)	(11,759)
Stock subscription receivable	15,000	-
Deferred income tax	(2,324)	998
Other assets	-	-
Increase (decrease) in liabilities:		
Notes payable, current portion	633	-
Accounts payable	5,589	(1,365)
Accrued interest payable	180	-
Advances from stockholders	(11,562)	(2,321)
Deferred revenue	(4,200)	4,755
Income tax payable	(1,487)	1,487
Net cash provided by (used in) operating activities	(10,344)	9,728
Cash flows used by investing activities:		
Asset purchases	-	(1,914)
Net cash used by investing activities	-	(1,914)
Cash flows provided by (used in) financing activities:		
Net increase in notes payable	20,167	-
Sale of common stock	15,000	-
Additional paid-in capital	-	5,000
Common stock subscribed	(15,000)	-
Net cash provided by financing activities	20,167	5,000
Net increase in cash	9,823	12,814
Cash at beginning of year	14,675	1,861
Cash at end of year	$ 24,498	$ 14,675
Supplemental disclosure of cash flow information:		
Interest paid	$ 23	$ 1,069

See accompanying notes to financial statements and accountants' report.

ADVISORS UNLIMITED

Notes to Financial Statements
December 31, 2002 and 2001

1) Organization and Summary of Significant Accounting Policies

Organization

Advisors Unlimited was incorporated under the laws of Guam on November 15, 2000. The Corporation's primary purpose is to conduct business as a general brokerage and financial advising firm.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the balance sheet and the statement of cash flows, cash is defined as cash on hand and on deposit in banks.

Accounts Receivable

Accounts receivable primarily represent management and consulting fees due for financial and investment advisory services.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment, and amortization of leasehold improvements, which is included in depreciation expense, is based on an accelerated method over the estimated useful lives of respective assets.

Income Taxes

Income taxes represent taxes recognized under laws of the Government of Guam which generally conform to U.S. tax laws.

Other Assets

Start-up costs incurred for the formation of the Corporation were capitalized in 2000 and are amortized on the straight-line method over a 60-month period.

ADVISORS UNLIMITED

Notes to Financial Statements
December 31, 2002 and 2001

2) Property and Equipment

A summary of property and equipment as of December 31, 2002 and 2001 follows:

	2002	2001
Furniture and equipment	$ 11,648	$ 11,648
Leasehold improvements	721	721
	12,369	12,369
Less accumulated depreciation and amortization	(8,551)	(5,829)
	$ 3,818	$ 6,540

3) Significant Revenue Source

Three multinational brokerage firms account for 91.7% and 80.2% of the Corporation's revenues for the years ended December 31, 2002 and 2001, respectively.

4) Related Parties

As of December 31, 2002 and 2001, total advances of $190 and $11,752, respectively, are payable to stockholders of the Corporation. The advances have no specified interest rate or repayment terms.

5) Notes Payable

Notes payable as of December 31, 2002 are as follows:

	2002
Small Business Administration, collateralized by assignment of accounts receivable, furniture and equipment, fixed interest rate of 3.5% and due in monthly installments of $73 including interest, due in 2032.	$ 15,800
Small Business Administration, personally guaranteed by majority shareholder, fixed interest rate of 4%, due in monthly installments of $53 including interest, due in 2012.	5,000
	20,800
Current portion	633
Notes payable, less current portion	$ 20,167

5) Notes Payable, Continued

The future maturities of notes payable at December 31, 2002 are as follows:

Year ending December 31,

2003	$	632
2004		787
2005		818
2006		849
2007		882
Thereafter		16,832
	$	20,800

6) Commitments

Future annual rental commitments under a non-cancelable operating lease at December 31, 2002 are as follows:

Year ending December 31,

2003	$	8,000

Rent expense was $9,600 and $8,400 in 2002 and 2001, respectively.

ADVISORS UNLIMITED

Computation of Net Capital
December 31, 2002

Total ownership equity qualified for net capital	$	19,184
Deductions and/or charges:		
Nonallowable assets from statement of financial condition		(21,428)
Net capital before haircuts on securities positions		(2,244)
Haircuts on securities		-
Net capital	$	(2,244)

ADVISORS UNLIMITED

Computation of Aggregate Indebtedness
December 31, 2002

Total aggregate indebtedness	$ 12,266
Net capital	$ (2,244)
Percentage of aggregate indebtedness to net capital	-547%

ADVISORS UNLIMITED

Computation of Basic Net Capital Requirement
December 31, 2002

Minimum net capital required	$ 1,533
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	5,000
Net capital requirement	$ 5,000
Net capital	(2,244)
Deficit net capital	$ (7,244)
Excess net capital at 1000%:	
Net capital	(2,244)
Less: 10% of aggregate indebtedness	1,227
Deficit net capital at 1000%	$ (3,471)